Mail Stop 4561

February 11, 2009

Keith D. Hall, Chief Executive Officer
KBS Strategic Opportunity REIT, Inc.
620 Newport Center Drive
Suite 1300
Newport Beach, CA 92660

> **Re:** **KBS Strategic Opportunity REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed January 8, 2009**
> **File No. 333-156633**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.

2. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

5. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6. Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X for all financial information presented in your filing.

Registration Cover Page

7. We note that you did not check the box to indicate that you are engaging in a continuous offering under Rule 415. Please revise or advise.

Prospectus Summary, page 1

8.   Your Summary section provides detailed information that is more appropriate for the body of the prospectus. Please limit this section to information that is pertinent to an investment decision and relocate the more detailed information to other parts of the prospectus. For example, we note that your disclosure on page 3-6 is duplicative of the disclosure on pages 55-57.

What is the experience of your sponsors… page 3

9.   Please revise your disclosure in the third paragraph on page 4 to disaggregate the offering proceeds from the amount of capital not paid out pursuant to the distribution reinvestment plan or advise us out why such revision is not necessary. Please make similar revisions to page 55.

What are the fees that you will pay to the advisor …page 9

10.   We note your disclosure on page 66 that the fees to be paid to your advisor may be increased by your conflicts committee subject to the limitations in your charter. Please add this disclosure to this section, where pertinent, and disclose the maximum percentage that could be paid to your advisor and the maximum amount of fees that may be paid to the extent the amount can be determined. Also, please add this disclosure to the tables on pages 14, 46, 47, and 58 and elsewhere as applicable. Additionally, please add a risk factor to address the conflict committee's ability to increase the amounts payable to your advisor and the impact this will have on distributions.

11.   We also note your disclosure on page 66 that the 7% annual distribution fee to shareholders may be reduced to 6% in accordance with your charter if so determined by the conflicts committee. Please add this disclosure, as relevant, to this section and to the table on page 58 and elsewhere as applicable. Additionally, please add a risk factor regarding the conflict committee's ability to decrease the annual distribution amount.

12.   Please disclose whether the subordination participation in net cash flows on page 11 is calculated before application of the disposition fee. Please make similar changes to the table starting on page 58.

13.   Please disclose whether the listing fee discussed on page 12 will be payable if you internalize your advisor. Please make similar changes to the table starting on page 58.

How will you use the proceeds raised in this offering? page 14

14.   We note in the table and in the table on pages 46 and 47 that 84.16% and 88.65% will be available for investments only and not for the share redemption plan. Please revise the last sentence of the first paragraph under the risk factor on page 28 regarding payment of fees to KBS Capital Advisors to clarify this.

How does a "best efforts" offering work … page 14

15.   We note that the agent will disburse the interest earned to shareholders once you have sold the minimum offering amount and break escrow. Please clarify whether this amount will be reduced by the deduction of fees.

Risk Factors, page 20

16.   Please revise several of your risk factors under the "Risks Related to Our Investments" and "Risks Related to Our Financing Strategy" subsections, to address specifically how current economic/market conditions may affect your business plan. Please discuss in greater detail the risks involving the effect of higher defaults on loans and foreclosures on mortgages, the current market condition in non-prime and sub-prime residential mortgage loans, investments in equity securities of CDOs, any difficulties you may have in obtaining financing, etc. Please also revise accordingly your "Plan of Operation" section.

17.   Please review your risk factors and eliminate or consolidate those risks that contain duplicative disclosure. For example only, we note the risk factors on pages 30 and 37 relating to the ability of debtors to repay debt and delays in liquidation.

18.   We note your disclosure on pages 2 and 28 that you may seek to internalize your advisor. Please add a risk factor to disclose that upon any internalization of your advisor, certain key employees may not remain with the advisor but may instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if your advisor is internalized by another entity.

Management, page 48

Conflicts Committee, page 49

19.   We note that the conflicts committee will be comprised entirely of independent directors and that the conflicts committee will establish the compensation of the independent directors. Please add disclosure regarding the potential conflict of interest resulting from this scenario. Please disclose whether there is any limit on fees that may be paid to the independent directors.

The Advisor, page 51

20. Please provide the ages for the officers of your advisor in accordance with Item 401 of Regulation S-K.

21. For Mr. Bren and Mr. Schreiber, please disclose the identity of the other KBS-affiliated investment advisers and when each entity was formed in accordance with Item 401 of Regulation S-K.

The Advisory Agreement, page 53

22. We note your disclosure that you will issue a promissory note to KBS Capital Advisors for the amount of the subordinated participation fee if it is terminated. We further note that the note will be paid upon the sale, maturity, or payoff of your assets. Please disclose whether the amount owed will be reduced if the value of the asset sold decreases in value. Please clarify whether this payment will only be made after investors have received their 7% per year return (or 6% if reduced by the conflicts committee).

Initial Investment by our Advisor, page 54

23. Please clarify whether the advisor will be able to participate in the share redemption plan if the advisor is terminated or whether its shares will automatically be redeemed in the event of termination. If the advisor is able to participate in the share redemption plan and is terminated prior to the period when an investor would be able to obtain the full value of his or her investment under the share redemption plan, please clarify whether the advisor will similarly be subject to the reduced redemption amounts.

Dealer Manager, page 57

24. Please disclose when each officer commenced working for KBS Capital Markets Group.

25. Please disclose when Mr. Brakovich resigned from MetLife Investors Group.

Management Compensation, page 58

26. We note that you may reimburse your advisor for employee costs. Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

Investment Objectives and Criteria, page 70

27.   In this section and also on pages 18 and 79, you state that if you do not receive
        stockholder approval of liquidation, you will continue to operate as before. Please
        clarify whether your conflicts committee will continue to be obligated to revisit
        the issue of liquidating or listing on an annual basis. If not, please add a risk
        factor to address the risk that if shareholders fail to vote in favor of a proposed
        liquidation plan, then there will be no obligation under your charter for the
        committee to revisit this issue and shareholders may not have another opportunity
        to get out of their investment for an indeterminate amount of time.

28.   Similarly, please clarify on pages 88 and 90 whether the conflict committees of
        KBS I and KBS II would continue to be obligated to revisit the issue of
        liquidating or listing on an annual basis, if the shareholders voted against
        liquidation.

Underwriting Criteria, page 73

29.   We note your disclosure that your real estate and debt finance professionals may
        inspect material properties if such an inspection is deemed necessary. Please
        clarify the circumstances under which such an inspection could be deemed
        necessary.

Investment Objectives and Criteria

Financing Strategy and Policies, page 77

30.   We note that you expect to finance the acquisition and origination of investments
        with warehouse lines of credit, repurchase agreements, various types of
        securitizations and other borrowings. To the extent that the relevant terms of such
        financing lines are known, although not finalized, please provide such terms
        including amounts available to you, interest rates related to such revolving lines
        of credit, maturity dates, collateral requirements (if any), and any other material
        terms that you believe to be beneficial.

Plan of Operation, page 81

31.   We note your disclosure on page F-10 that you may operate in two business
        segments. Please include that disclosure in this section and explain these
        segments.

Prior Performance Summary, page 87

KBS REIT I, page 87

32.   Please revise to clarify the meaning of the term "institutional quality" in connection with the description of the industrial properties purchased by KBS REIT I.

33.   Please separately disclose the amount of proceeds and debt financing used to purchase properties and the amount used to originate or purchase loans.

34.   Please revise to clarify the meaning of "enhanced-return properties."

35.   Please disclose whether KBS REIT I has experienced an adverse circumstances as a result of current market conditions. See Item 8.A.2. of Industry Guide 5.

Plan of Distribution, page 128

Compensation of Dealer Manager and Participating Broker-Dealers, page 129

36.   We note your disclosure on page 131 that you may sell shares to participating broker-dealers and others at a purchase price of $9.40 per share. Please clarify whether purchases made by this group will be counted toward meeting the minimum offering threshold.

Notes to Consolidated Balance Sheet

2. Summary of Significant Accounting Policies

Marketable Real Estate Securities, page F-6

37.   Please expand your disclosure to note when you will monitor your available-for-sale and held-to-maturity securities for impairment.

Redeemable Common Stock, page F-7

38.   Please tell us if you have established initial amounts at which redeemable common stock will be purchased. To the extent these amounts have been established, please expand your disclosure accordingly.

Recently Issued Accounting Standards, page F-11

39.   Please update your disclosure related to the effective date of SFAS 162, as the statement was effective as of November 15, 2008.

Part II. Information Not Required in Prospectus, page II-1

Item 37. Undertakings, page II-3

40.   Please revise clause (a)(ii) to provide the language set forth in Item 512(a)(1)(ii) of Regulation S-K.

Exhibits

41.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Robert H. Bergdolt, Esq. (*via facsimile*)